SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Records 6.7% Growth in Domestic Demand

September’s yields are already in line with those recorded in 2010. The Company reaffirms expected yield recovery in 4Q11.

São Paulo, October 17, 2011 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, recorded year-on-year demand growth of 4.4% on its total route network in September, with a load factor of 69.4%.

Demand

GOL’s domestic demand grew by 6.7% over September 2010, mainly due to the greater number of destinations between the periods and the fact that average yields remained virtually flat year-on-year. The increase was partially offset by the fact that the September 7th holiday in the previous year, which fell on a Tuesday, lasted 4 days (extended weekend), substantially increasing leisure traffic during the period. This year, the holiday lasted for one day only (Wednesday). In comparison with the previous month, demand fell by 1.9%, mainly due to the higher number of operational days in August.

Demand on the Company’s international route network fell by 16.3% year-on-year, due to: (i) the return of three B767 aircraft that had been chartered out for international flights; (ii) the discontinuation of flights to Bogotá, in Colombia; and (iii) the 2.0% depreciation of the Real against the dollar. In comparison with August, demand increased by 3.8% mainly driven by two new regular flights to Punta Cana in the Caribbean in September.

Operating Data	September 2011(*)(**)	September 2010(*)(**)	% Chg. (YoY)	August 2011(*)(**)	% Chg. (MoM)
Total System
ASK (mm)(1)	4,091.7	3,741.6	9.4%	4,174.6	-2.0%
RPK (mm)(2)	2,841.7	2,721.1	4.4%	2,883.2	-1.4%
Load Factor(3)	69.4%	72.7%	-3.3 p.p	69.1%	+0,4 p.p
Domestic Market
ASK (mm) (1)	3,742.1	3,316.1	12.8%	3,827.3	-2.2%
RPK (mm) (2)	2,615.6	2,450.9	6.7%	2,665.5	-1.9%
Load Factor(3)	69.9%	73.9%	-4.0 p.p	69.6%	+0,3 p.p
International Market
ASK (mm) (1)	349.7	425.5	-17.8%	347.3	0.7%
RPK (mm) (2)	226.0	270.1	-16.3%	217.8	3.8%
Load Factor(3)	64.6%	63.5%	+1.2 p.p	62.7%	+1,9 p.p

( * ) September 2011 and  September 2010 – management figures adjusted to comply with the new National Civil Aviation Agency (ANAC) methodology; August 2011 - ANAC figures

( ** )  Considering the new calculation methodology introduced by ANAC’s 2010 DCA Manual.

Supply

Total supply increased by 9.4% year-on-year, chiefly due to the increased productivity of the Company’s fleet, which reached approximately 13.5 daily block-hours in September 2011 (versus 13.0 in September 2010); and (i) the new Fortaleza/Rio Branco route, linking cities in the North and Northeast; (ii) a new flight between Porto Alegre and Santiago; and (iii) two new, regular flights to Punta Cana in the Caribbean. In comparison with August, supply fell by 2.0% mainly due to the difference in the number of operational days between the months.

This situation is related to the period at the end of the year, when traffic is characteristically higher, and is foreseen in the Company’s supply plan, which remains unaltered. The Company reaffirmed its commitment to increasing supply cautiously in 2012 and the figures will be published in the next few weeks.

Load Factor and Yield

GOL’s total load factor came to 69.4%,  3.3 p.p. down year-on-year and 0.4 p.p. up on the previous month. Net yield remained at between R$18.2 and R$18.6 cents (R$) in September, remaining stable over the same period last year, while passenger revenue per available seat-kilometer (PRASK) fell by around 5.3%. In comparison with August, net yield moved up by a slight 2%.

Net yield in the third quarter remained at between R$18.1 and R$18.7 cents (R$), approximately 7.7% down year-on-year, while PRASK fell by around 3.6%. In relation to 2Q11, yield improved slightly, while the load factor fell by 0.9 p.p, indicating a reversal in this downward trajectory in the coming months.

In 3Q11, especially in September, the Company began to increase fares and the effects should be felt at the fourth quarter. In fact, the improvement became apparent at the start of October, particularly on the main domestic routes, and the Company is viewing the price upturn with cautious optimism.

Operating Data	3Q11(*)(**)	3Q10(*)(**)	% Chg. (YoY)	2Q11 (**)	% Chg. (MoM)
Total System
ASK (mm)(1)	12,464.9	11,795.9	5.7%	11,874.9	5.0%
RPK (mm)(2)	8,905.8	8,067.1	10.4%	8,591.3	3.7%
Load Factor(3)	71.4%	68.4%	+3.1 p.p	72,3%	-0.9 p.p

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.

(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.

(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

Contact

Investor Relations
Leonardo Pereira –CFO
Edmar Lopes – Capital Markets Officer
Raquel Kim – Investor Relations
Gustavo Mendes – Investor Relations
Ricardo Rocca – Investor Relations

Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail:  comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590

E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, offers more than 940 daily flights to 63 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.